UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32964

THE FIRST OF LONG ISLAND CORPORATION

(Exact name of registrant as specified in its charter)

275 Broadhollow Road

Melville, New York

(516) 671-4900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value per share

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:           0

Effective June 1, 2025, The First of Long Island Corporation merged with and into ConnectOne Bancorp, Inc. with ConnectOne Bancorp, Inc. surviving the merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, ConnectOne Bancorp, Inc., as successor to The First of Long Island Corporation pursuant to the merger of The First of Long Island Corporation with and into ConnectOne Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CONNECTONE BANCORP, INC. (as successor to The First of Long Island Corporation. )

DATE: June 10, 2025	By:	/s/ William S. Burns
Name: William S. Burns
Title: Senior Executive Vice President and Chief Financial Officer